

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2019

David Hutchens
President and Chief Executive Officer
Tucson Electric Power Company
88 E. Broadway Boulevard
Tucson, Arizona, 85701

       Re: Tucson Electric Power Company
           Registration Statement on Form S-3
           Filed June 6, 2019
           File No. 333-231982

Dear Mr. Hutchens:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott M. Anderegg at 202-551-3342 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Consumer Products